SCHEDULE 13G
                                 (Rule 13d-102)

    Information to be Included in Statements Filed Pursuant to Rule 13d-l(b),
       (c), and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    Under the Securities Exchange Act of 1934

                                 Microbest, Inc.
                                (Name of Issuer)

                        Common Stock, Stated Value $0.001
                         (Title of Class of Securities)

                                    59500XI08
                                 (CUSIP Number)

                  June 9, 2000 and other dates reported herein
            (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
      Schedule is filed:

                               |_| Rule 13d-1 (b)
                               |X| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 5950OXI08                                            PAGE 1 OF 6 PAGES
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1   NAME OF REPORTING PERSONS:

    David H. Siegel ("Siegel"), Income Partnership of America ("IPA"), Federal Ventures, Inc. ("Federal")

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Federal Ventures, Inc. - 51-0258781
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) |_|
    Not applicable                                                       (b) |_|
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3   SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Siegel - U.S
    IPA - Bahamian Partnership
    Federal - Delaware Corporation
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER:

                       Siegel- 48,000
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER:
    SHARES
 BENEFICIALLY          Siegel - 1,571,333
   OWNED BY            IPA -0-
     EACH              Federal -0-
  REPORTING       --------------------------------------------------------------
    PERSON        7    SOLE DISPOSITIVE POWER
     WITH
                       Siegel - 48,000
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       Siegel - 1,571,333
                       IPA -0-
                       Federal -0-
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    Siegel - 48,000
    IPA - 533,333
    Federal - 960,000
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10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (See Instructions)

    Not Applicable                                                          |_|
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    Siegel - 0.21% as of June 9, 2000
    IPA - 2.3% as of June 9, 2000
    Federal - 4.2% as of June 9, 2000
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12  TYPE OF REPORTING PERSON (See Instructions)

    IN, PN and CO
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

Item 1(a). Issuer.

      This statement relates to Microbest, Inc., a Minnesota Corporation (the issuer), registered to do business in Florida.

Item 1(b). Address of Issuer's Principal Executive Offices

      The Issuer's Principal executive office is located at 751 Park of Commerce Drive, Suite 122, Boca Raton, FL 33487

Item 2(a). Filer; Class of Securities

      i. This statement is filed by David H. Siegel with respect to the shares of Common Stock as defined in 2(d) below, and

      ii. Income Partnership of America with respect to the shares of Common Stock as defined in 2(d) below, and

      iii. Federal Ventures, Inc. with respect to the shares of Common Stock as defined in 2(d) below.

Item 2(b). Address of Principal Business Office or, if None, Residence:

      The address of the business office of the Reporting Person is

      Siegel:  3055 Harbor Drive
               Suite 1603
               Fort Lauderdale, Florida 33316

      Income Partnership of America:  Charlotte House
                                      Charlotte Street
                                      P.O. Box N4825
                                      Nassau, Bahamas

      Federal Ventures, Inc.:         P.O. Box 11326
                                      Fort Lauderdale, FL  33339-1326

Item 2(c).  Citizenship:

      Siegel - U.S.
      IPA - Bahamian
      Federal - Florida

Item 2(d). Title of Class of Securities:

      This statement relates to the shares of common stock, $0.001 stated value, of the issuer.

Item 2(e). CUSIP Number:

      CUSIP 59500XI08

Item 3. If this statement is filed pursuant to Rules 13d-l(b) or 13d-2(b) or
(c), check whether the person filing is a:

      (a)   |_| Broker or dealer registered under Section 15 of the Act,

      (b)   |_| Bank as defined in Section 3(a) (6) of the Act,

      (c)   |_| Insurance Company as defined in Section 3(a) (19) of the Act,

      (d) |_| Investment Company registered under Section 8 of the Investment Company Act of 1940,

      (e)   |_| Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

      (f) |_| Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

      (g) |_| Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

      (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

      (i) |_| Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

      [j]   |_| Group, in accordance with Rule 13d-l(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13 d- 1 (c), check the box. [X]

Item 4. Ownership.

      A.    David H. Siegel as of June 9, 2000

            (a)   Amount beneficially owned: 48,000

            (b)   Percent of Class: .23%

            (c)   Number of shares as to which the reporting person has:

                  (i.)   Sole power to vote or direct the vote: 48,000

                  (ii.)  Shared power to vote or to direct the vote: 1,523,333

                  (iii.) Sole power to dispose or to direct the disposition of:
                         48,000

                  (iv.) Shared power to dispose or to direct the disposition of: 1,523,333

      B.    David H. Siegel as of June 10, 2000

            (a)   Amount beneficially owned: 58,661

            (b)   Percent of Class: .25%

            (c)   Number of shares as to which the reporting person has:

                  (i.)   Sole power to vote or direct the vote: 58,661

                  (ii.)  Shared power to vote or to direct the vote: 1,736,553

                  (iii.) Sole power to dispose or to direct the disposition of:
                         58,661

                  (iv.) Shared power to dispose or to direct the disposition of: 1,736,553

      C.    David H. Siegel as of July 6, 2000

            (a)   Amount beneficially owned: 91,994

            (b)   Percent of Class: .4%

            (c)   Number of shares as to which the reporting person has:

                  (i.)   Sole power to vote or direct the vote: 91,994

                  (ii.)  Shared power to vote or to direct the vote: 1,736,553

                  (iii.) Sole power to dispose or to direct the disposition of:
                         91,994

                  (iv.) Shared power to dispose or to direct the disposition of: 1,736,553

      D.    David H. Siegel as of July 16, 2000

            (a)   Amount beneficially owned: 158,661

            (b)   Percent of Class: .69%

            (c)   Number of shares as to which the reporting person has:

                  (i.)   Sole power to vote or direct the vote: 158,661

                  (ii.)  Shared power to vote or to direct the vote: 1,736,553

                  (iii.) Sole power to dispose or to direct the disposition of:
                         158,661

                  (iv.) Shared power to dispose or to direct the disposition of: 1,736,553

      E.    David H. Siegel as of September 14, 2000

            (a)   Amount beneficially owned: 880,661

            (b)   Percent of Class: 3.86%

            (c)   Number of shares as to which the reporting person has:

                  (i.)   Sole power to vote or direct the vote: 880,661

                  (ii.)  Shared power to vote or to direct the vote: 1,646,333

                  (iii.) Sole power to dispose or to direct the disposition of:
                         880,661

                  (iv.) Shared power to dispose or to direct the disposition of: 1,646,333

      F.    David H. Siegel as of November 7, 2000

            (a)   Amount beneficially owned: 933,994

            (b)   Percent of Class: 2.85%

            (c)   Number of shares as to which the reporting person has:

                  (i.)   Sole power to vote or direct the vote: 933,994

                  (ii.)  Shared power to vote or to direct the vote: 2,713,000

                  (iv.)  Sole power to dispose or to direct the disposition of:
                         933,994

                  (v.) Shared power to dispose or to direct the disposition of: 2,713,000

      G.    David H. Siegel as of December 12, 2000

            (a)   Amount beneficially owned: 955,206

            (b)   Percent of Class: 2.9%

            (c)   Number of shares as to which the reporting person has:

                  (i.)   Sole power to vote or direct the vote: 955,206

                  (ii.)  Shared power to vote or to direct the vote: 2,713,000

                  (iii.) Sole power to dispose or to direct the disposition of:
                         955,206

                  (iv.) Shared power to dispose or to direct the disposition of: 2,713,000

      H.    David H. Siegel as of January 8, 2001

            (a)   Amount beneficially owned: 977,933

            (b)   Percent of Class: 2.99%

            (c)   Number of shares as to which the reporting person has:

                  (i.)   Sole power to vote or direct the vote: 977,933

                  (ii.)  Shared power to vote or to direct the vote: 1,616,333

                  (iii.) Sole power to dispose or to direct the disposition of:
                         977,933

                  (iv) Shared power to dispose or to direct the disposition of: 1,616,333

      I.    David H. Siegel as of January 24, 2001

            (a)   Amount beneficially owned: 990,883

            (b)   Percent of Class: 2.86%

            (c)   Number of shares as to which the reporting person has:

                  (i.)   Sole power to vote or direct the vote: 990,883

                  (ii.)  Shared power to vote or to direct the vote: 1,616,333

                  (iii.) Sole power to dispose or to direct the disposition of:
                         990,883

                  (iv.) Shared power to dispose or to direct the disposition of: 1,616,333

      J.    David H. Siegel as of February 5, 2001

            (a)   Amount beneficially owned: 1,341,760

            (b)   Percent of Class: 3.88%

            (c)   Number of shares as to which the reporting person has:

                  (i.)   Sole power to vote or direct the vote: 1,341,760

                  (ii.)  Shared power to vote or to direct the vote: 1,616,333

                  (iii.) Sole power to dispose or to direct the disposition of:
                         1,341,760

                  (iv) Shared power to dispose or to direct the disposition of: 1,616,333

      K.    David H. Siegel as of March 31, 2001

            (a)   Amount beneficially owned: 1,341,760

            (b)   Percent of Class: 3.88%

            (c)   Number of shares as to which the reporting person has:

                  (i.)   Sole power to vote or direct the vote: 1,341,760

                  (ii.)  Shared power to vote or to direct the vote: 2,304,051

                  (iii.) Sole power to dispose or to direct the disposition of:
                         1,341,760

                  (iv) Shared power to dispose or to direct the disposition of: 2,304,051

      K.    Income Partnership of America as of June 9, 2000

            (a)   Amount beneficially owned: 533,333

            (b)   Percent of Class: 2.3%

            (c)   Number of shares as to which the reporting person has:

                  (i.)   Sole power to vote or direct the vote: -0-

                  (ii.)  Shared power to vote or to direct the vote: 1,523,333

                  (iii.) Sole power to dispose or to direct the disposition of:
                         -0-

                  (v.) Shared power to dispose or to direct the disposition of: 1,523,333

      L.    Income Partnership of America as of September 14, 2000

            (a)   Amount beneficially owned: 1,616,333

            (b)   Percent of Class: 7.08%

            (c)   Number of shares as to which the reporting person has:

                  (i.)   Sole power to vote or direct the vote: -0-

                  (ii.)  Shared power to vote or to direct the vote: -0-

                  (iii.) Sole power to dispose or to direct the disposition of:
                         -0-

                  (vi.) Shared power to dispose or to direct the disposition of: -0-

      M.    Federal Ventures as of June 9, 2000

            (a)   Amount beneficially owned: 960,000

            (b)   Percent of Class: 4.2%

            (c)   Number of shares as to which the reporting person has:

                  (i.)   Sole power to vote or direct the vote: -0-

                  (ii.)  Shared power to vote or to direct the vote: -1,523,333

                  (iii.) Sole power to dispose or to direct the disposition of:
                         -0-

                  (vii.) Shared power to dispose or to direct the disposition of: -1,523,333

Item 5. Ownership of five percent or less of a class. [X]

      David Siegel's, and Income Partnership of America's beneficial ownership has declined below 5% due to the increase in the issued and outstanding common shares of the Issuer.

Item 6. Ownership of more than five percent on behalf of another person.

      David H. Siegel is the president of Income Partnership of America and Lincoln Group Corporation of Boca Raton, Inc. (a non-reporting company) and as such has the power to direct the receipt of dividends from or the proceeds of the sale of shares.

Item 7. Identification and Classification of the Subsidiary, Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

      Not applicable

Item 8. Identification and Classification of Members of the Group.

      Not applicable

Item 9. Notice of Dissolution of Group.

      Not applicable

Item 10. Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participation in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2002

Income Partnership of America


By: /s/ David H. Siegel
    --------------------------
    David H. Siegel, President

/s/ David H. Siegel
------------------------------
 David H. Siegel, individually